U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            ARBOR ENTECH CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

                Delaware                             22-2335094
      -------------------------------     ------------------------------------
      (State or other jurisdiction of     (I.R.S. Employer Identification No.)
      Incorporation or organization)

     RD 1, Box 1076, Little Marsh, Pennsylvania            16931
--------------------------------------------------------------------------------
   (Address of principal executive offices)              (Zip Code)

Issuer's telephone number (570) 376-2217

Securities to be registered under Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered

            Common Stock                           NASD Bulletin Board
--------------------------------        ----------------------------------------

Securities to be registered under Section 12(g) of the Act:

                                     Common
--------------------------------------------------------------------------------

                                (Title of class)

                                    BUSINESS

      Arbor EnTech Corporation ("Arbor") is a Delaware corporation which was organized in 1980 under the name Arbor Energy Corporation. Our name change was effected in 1984.

      Arbor engages in the production and wholesale distribution of wood products for home use, principally fireplace wood and garden stakes. The fireplace wood, which is sold under the name "Arborlogs(R)", is shrink wrapped in bundles of approximately 6 pieces each. Tomato stakes are delivered in bulk to be sold individually.

      Arbor's products are packaged in and distributed from Arbor's facility in Little Marsh, Pennsylvania, and then delivered by various independent trucking concerns to customer locations in the northeastern United States. Uncut logs and cut firewood are purchased from various loggers and cut and split, if necessary, and packaged and palletized. Garden stakes are purchased precut and are banded with a UPC code for customer delivery.

      Arbor also trades securities for its own account.

Customers

      Substantially all of Arbor's products are sold to Home Depot Inc. for resale at its retail outlets. Arbor has no written agreement with Home Depot with respect to these sales. Arbor believes it has a good relationship with Home Depot, but were sales to Home Depot to diminish or cease for any reason, Arbor's business would not be viable unless it developed relationships with Home Depot's competitors in this area, such as lawn and garden shops, hardware stores and supermarkets.

Suppliers

      Arbor obtains logs, cut firewood and garden stakes from many independent loggers. Arbor believes that if it could no longer obtain its raw logs and firewood from loggers it currently utilizes, there are many alternate sources of supply, including commencing logging operations on its own forest land.

Competition

      Arbor competes with many other wood product companies. Some of the major competitors are Ultraflame and Ossipee. Arbor also competes with local tree companies and others who sell wood by the cord. Arbor competes on the basis of price, consistency of product quality and prompt delivery. Arbor also competes with paper firelog companies and with suppliers of metal plant cages and stakes.

Intellectual Property

            The trademark "Arborlogs(R)" has been registered with the U.S. Trademark and Copyright Office. While there can be no guarantee that some entity will not attempt to utilize the same name, we believe we have taken adequate steps to protect this trademark.

Governmental Regulation

      There are no government regulations which materially impact our packaging and distribution operations, except for regulations promulgated by OSHA (the U.S. Occupational Safety and Health Agency), pursuant to which we are required to maintain a safe warehouse environment for our workers, and by state departments of weights and measures with respect to the labeling of our products.

Personnel

      Arbor is a seasonal employer. The number of employees ranges from a high of approximately 17 from September to January to 4 in the remaining months. One is an officer, who is fulltime, one is a full-time foreman and from 2 to 15 full-time employees are in the wood preparation and packaging area. Sales and marketing is undertaken by Arbor's Executive Vice President; a foreman oversees production at the Pennsylvania facility. Arbor's president and treasurer serve in a part-time capacity and do not devote a substantial amount of time to the affairs of Arbor. There are no employment contracts with any employee and no employee is unionized.

Legal Proceedings

      Arbor is not currently involved in any outstanding legal proceedings. In the ordinary course of business Arbor may become involved in proceedings involving workers' compensation, trucking issues and disputes involving orders, none of which is expected to have a material adverse effect on its business.

How to Contact Arbor

      Arbor's principal executive offices are located RD 1, Box 1076, Little Marsh, Pennsylvania, and its telephone number is (570) 376-2217.

      Arbor is not required to deliver an annual report to security holders, and no such report will be sent. Arbor does not file reports with the Securities and Exchange Commission. The public may read and copy this Form 10-SB and any other materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contrains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

General

      We are a wood products company which has been in business since 1980. Our business has increased over the years. We are almost wholly dependent on sales to Home Depot. Arbor also trades securities for its own account.

Results of Operations

Fiscal year ended April 30, 1999 compared to the fiscal year ended April 30, 1998.

      Net sales for the fiscal year ended April 30, 1999 were approximately $1,048,000, an increase of 42% as compared to net sales of approximately $737,000 for the fiscal year ended April 30, 1998. Net sales increased due to additional sales to Home Depot. Net gains from trading securities were approximately $255,000 for the fiscal year ended April 30, 1999, an increase of 190% as compared to net gains from trading securities of approximately $88,000 for the fiscal year ended April 30, 1998. Net gains increased from more successful trading.

      Cost of sales were approximately $518,000 for fiscal 1999, an increase of approximately $253,000, or 95% over fiscal 1998 cost of sales of approximately $265,000. This increase is primarily attributable to Arbor's growth in sales and Arbor's reduction in gross profit margins in connection with higher sales.

      Selling, general and administrative expenses were approximately $755,000 for fiscal 1999, an increase of approximately $227,000, or 43% over fiscal 1998 selling general and administrative expenses of approximately $528,000. This increase was due to additional salary and other expenses incurred in connection with Arbor's growth in sales and trading income.

      Interest income for fiscal 1999 was approximately $123,000, an increase of approximately $36,000, or 41% over fiscal 1998 interest income of approximately $87,000. This increase was primarily attributable to greater loan balances due from related parties.

      The income tax provision increased from approximately $18,000 for the fiscal year ended April 30, 1998 to approximately $49,000 for the fiscal year ended April 30, 1999. This increase of 172% was primarily attributable to greater taxable income and a lesser amount of net operating loss utilization compared to fiscal 1998.

      Arbor's net income increased from approximately $66,000 for the fiscal year ended April 30, 1998 to approximately $88,000 for the fiscal year ended April 30, 1999. This was an increase of approximately $22,000, or 33%.

      The results of operations for the fiscal year ended April 30, 1999 are not necessarily indicative of the results for any future interim or fiscal year period.

Fiscal year ended April 30, 1998 compared to fiscal year ended April 30, 1997.

      Net sales for the fiscal year ended April 30, 1998 were approximately $737,000, a decrease of 4% as compared to net sales of approximately $764,000 for the fiscal year ended April 30, 1997. Net gains from trading securities were approximately $88,000 for the fiscal year ended April 30, 1998, an decrease of 74% as compared to net gains from trading securities of approximately $338,000 for the fiscal year ended April 30, 1997. Net gains decreased because of less successful trading.

      Cost of sales were approximately $265,000 for fiscal 1998, a decrease of approximately $99,000, or 27% over fiscal 1997 cost of sales of approximately $364,000. This decrease is primarily attributable to Arbor's ability to purchase and produce its products at a lower cost.

      Selling, general and administrative expenses were approximately $528,000 for fiscal 1998, an increase of approximately $180,000, or 52% over fiscal 1997 selling general and administrative expenses of approximately $348,000. This increase was due to additional salary and other expenses incurred in connection with Arbor's growth in sales and trading income.

      Interest income for fiscal 1998 was approximately $87,000, an increase of approximately $54,000, or 164% over fiscal 1997 interest income of approximately $33,000. This increase was primarily attributable to greater loan balances due from related parties.

      The income tax provision decreased from approximately $36,000 for the fiscal year ended April 30, 1997 to approximately $18,000 for the fiscal year ended April 30, 1998. This decrease of 50% was primarily attributable to a higher level of utilization of net operating loss carryforwards, offsetting higher taxable income.

      Arbor's net income decreased from approximately $387,000 for the fiscal year ended April 30, 1997, to approximately $66,000 for the fiscal year ended April 30, 1998. This was a decrease of approximately $321,000, or 83% due primarily to a significant decrease in gains from Arbor's securities trading activities.

      The results of operations for the fiscal year ended April 30, 1998 are not necessarily indicative of the results for any future interim or fiscal year period.

Liquidity and Capital Resources

      In the periods discussed above, Arbor's working capital requirements have been met primarily from sales of its wood products and gains from its trading activities. At April

30, 1999 we had a working capital of approximately $666,000.

      As at April 30, 1999, we had cash and cash equivalents of approximately $887,000, which represented approximately 40% of total assets. Arbor believes it has adequate working capital and will generate net revenues adequate to fund its operations for at least the next 12 months.

Year 2000 Issues

      We have devised a plan and have substantially completed a review and assessment of all hardware and software and believe that our hardware and software are substantially year 2000 compliant so that the computer programs do not cease functioning because of an inability to process on a date occurring from and after January 1, 2000. Our review has not revealed any Year 2000 issues that cannot be remediated in a timely manner. We do not believe that any remediation costs will be material.

                             DESCRIPTION OF PROPERTY

      Arbor owns a lumber mill facility located on 102 acres of property in Little Marsh, Pennsylvania. The mill consists of an enclosed structure of 17,000 square feet, with a 7,000 outdoor overhang for airing of inventory. Approximately 12 acres of the property is devoted to the company's work area and the remaining 90 acres are forest land.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to Arbor, as of the date of this registration statement, relating to the beneficial ownership of shares of common stock of Arbor: by each person who is known by Arbor to be the beneficial owner of more than five percent of the outstanding shares of common stock; each director or person who has agreed to become a director; and all executive officers and directors as a group.

      Unless otherwise indicated, the address of each beneficial owner in the table set forth below is 160 Summit Avenue, Montvale, New Jersey 07645.

      A person is deemed to be the beneficial owner of securities that can be acquired by him or her within 60 days from the date of this registration statement upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by him or her, but not those held by any other person, and which are exercisable within 60 days of the date of this registration statement have been exercised and converted.

Name and Address of            Number of Shares        Percentage of Shares
  Beneficial Owner            Beneficially Owned        Beneficially Owned
-------------------           ------------------       -------------------

Harvey Houtkin((1)(2)             3,554,000                  50.4%
Wanda Shefts(1)(2)                   -0-                      -0-
Mark Shefts(1)(2)                 3,554,000                  50.4%
All directors and                 6,949,900                  98.6%
executive officers
as a group (3 persons)

(1)   The address of such person is 160 Summit Avenue, Montvale, NJ 07645.

(2) Such person may be deemed to be the owner 159,100 of such shares by virtue of his/her being a control person of Solar Products, Sun-Tank, Inc.

                                   MANAGEMENT

Executive Officers and Directors      Age            Positions
--------------------------------      ---            ---------
Harvey Houtkin                         50   Chairman of the Board, Chief
                                            Executive Officer, President

Wanda Shefts                           40   Executive Vice President, Director

Mark Shefts                            41   Secretary/Treasurer, Director

      Harvey I. Houtkin founded Arbor EnTech Corporation in October 1980 and has been our Chairman of the Board, Chief Executive Officer and President since inception. From April 1993 through the present Mr. Houtkin has been Chairman of the Board, Chief Executive Officer and Secretary of All-Tech Investment Group, Inc. ("All-Tech"), an NASD registered securities broker/dealer specializing in direct accesss electronic trading. From September 1996 to January 1997 he also served as president of All-Tech but not as Secretary. Mr. Houtkin is an associate member of the American Stock Exchange. He held a seat on the New York Stock Exchange for several years and co-owns a broker/dealer which operated a floor brokerage business on that Exchange. He graduated from Baruch College of the City University of New York in 1970 with a Bachelor of Science Degree and in 1973 with a Masters Degree in Business Administration. He is the author of The SOES Bandits' Guide-Day Trading in the 21st Century and Secrets of the SOES Bandit.

      Wanda Shefts was the Vice President and a director of Arbor 1982 through April 1987 and from February 1993 through the present. She has an Associates Degree from Kingsborough Community College.

      Mark D. Shefts was the Secretary/Treasurer and a director of Arbor from

1982 through April 1987 and from February 1993 through the present. He has been a principal of All-Tech since early 1988 and has been its President, Chief Operating Officer, Chief Financial Ofricer, Treasurer and a Director since such time. From September 1996 to January 1997 he was the Secretary of All-Tech and during such period he did not hold the office of President. He is a member of the Chicago Stock Exchange and co-owns a broker/dealer which operated a floor brokerage business on the New York Stock Exchange. Mr. Shefts is licensed as a Commodity Pool Operator and a Commodity Trading Advisor by the National Futures Association. He is also a Certified Financial Services Auditor, a Certified Fraud Examiner and an arbitrator for the American Arbitration Association and NASD Regulation, Inc. Mr. Shefts graduated in 1979 from Brooklyn College of the City of New York with a Bachelor of Science Degree in Accounting.

      Mark Shefts and Wanda Shefts are husband and wife. Harvey Houtkin and Wanda Shefts are brother and sister.

Executive Compensation

                           Summary Compensation Table

Name and Principal Position         Year    Salary       Bonus        Other Annual Compensation
---------------------------         ----    ------       -----        -------------------------
Harvey Houtkin: CEO & Pres          1999          --    $100,000                 --

                                    1998          --          --                 --

                                    1997          --          --                 --

Wanda Shefts                        1999    $ 79,500      31,000           $ 24,000

                                    1998      72,250      25,000             24,000

                                    1997      73,550          --             24,000

Mark Shefts                         1999          --     100,000                 --

                                    1998          --          --                 --

                                    1997          --          --                 --

Employment Agreements

      Arbor has no employment agreements with any of its employees, including Wanda Shefts, its Executive Vice President.

Stock Option Plans

      Arbor has no stock option or bonus plans for its employees.

Limitations on Liability and Indemnification Matters

      As authorized by the Delaware General Corporation Law, Arbor's By-Laws provide that Arbor will indemnify any person who was or is a party or is threatened to be made a party to any action or proceeding by reason of such person's being an officer, director, employee or agent of Arbor if that person acted in good faith in in a manner that person reasonably believed to be in or not opposed to the best interest of Arbor.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Arbor's directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

      During the fiscal year ended April 30, 1999, Arbor made a series of revolving loans bearing interest at 8% a year to various affiliated companies and to Messrs. Houtkin and Shefts, officers, directors and shareholders of Arbor. The loans have no specific repayment terms and have been classified as long-term in nature. These loans were made by oral agreements upon request of these related parties. As of April 30, 1999, loans outstanding to these related parties were $1,214,363.

                            DESCRIPTION OF SECURITIES

      Arbor has authority to issue 10,000,000 shares of stock, $.001 par value. Each share has one vote. No dividends are required to be paid on this stock and Arbor has never paid any dividends. The shares do not have preemptive rights.

      There are no provisions in the charter or by-laws of Arbor which would delay, defer or prevent a change in the control over Arbor.

                                     PART II

                             MARKET PRICE; DIVIDENDS

      Arbor's stock is traded on the OTC Bulletin Board. The range of high and low bid prices for each quarter within the last two fiscal years and the quarter ended June 30, 1999 is as follows:

            Date                High Bid           Low Bid
            ----                --------           -------
      4/1/97-6/30/97             $0.75             $0.75

      7/1/97-9/30/97              0.75              0.25
      10/1/97-12/31/97            1.00              0.50
      1/1/98-3/31/98              1.00              1.00

      4/1/98-6/30/98              1.50              0.25
      7/1/98-9/30/98              2.00              1.5625
      10/1/98-12/30/98            2.00              2.00
      1/1/99-3/31/99              2.00              2.00
      4/1/99-6/30/99              2.00              2.00

The foregoing information has been provided by The Nasdaq Stock Market, Inc. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                LEGAL PROCEEDINGS

      Arbor is not currently involved in any legal proceedings.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS

      Arbor has neither changed nor disagreed with its accountants in the past two fiscal years.

                     RECENT SALES OF UNREGISTERED SECURITIES

      Arbor has not sold any unregistered securities in the past three years.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

      The By-Laws of Arbor provide that Arbor shall indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, lawsuit or proceeding because that person is or was a director, officer, employee or agent of Arbor.

                              FINANCIAL STATEMENTS

                            ARBOR ENTECH CORPORATION

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                            F-2

Balance Sheet, April 30, 1999                                                F-3

Statement of Income, Years Ended April 30, 1999 and
  April 30, 1998 (Unaudited)                                                 F-4

Statement of Stockholders' Equity, Years Ended April 30, 1999
  and April 30, 1998 (Unaudited)                                             F-5

Statement of Cash Flows, Years Ended April 30, 1999 and
  April 30, 1998 (Unaudited)                                                 F-6

Notes to Financial Statements                                                F-7

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Arbor Entech Corporation

We have audited the accompanying balance sheet of Arbor Entech Corporation as of April 30, 1999, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted out audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor Entech Corporation as of April 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              WOLINETZ, GOTTLIEB & LAFAZAN, P.C.

Rockville Centre, New York
June 24, 1999

                            ARBOR ENTECH CORPORATION
                                  BALANCE SHEET
                                 APRIL 30, 1999

                                     ASSETS

Current Assets:
  Cash and Cash Equivalents                                           $  887,238
  Accounts Receivable                                                     26,791
  Inventories                                                             70,178
  Other Current Assets                                                     2,927
                                                                      ----------
        Total Current Assets                                             987,134

Property, Plant and Equipment (Net of Accumulated
  Depreciation of $47,939)                                                42,306

Loans Receivable - Related Parties                                     1,214,363
                                                                      ----------

                                                                      $2,243,803
                                                                      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts Payable and Accrued Liabilities                            $  320,800
                                                                      ----------
        Total Current Liabilities                                        320,800

Loan Payable - Related Party                                             215,093
                                                                      ----------

        Total Liabilities                                                535,893
                                                                      ----------

Commitments and Contingencies

Stockholders' Equity:
  Common Stock, $.001 Par Value; Authorized
    10,000,000 Shares; Issued and Outstanding
    7,050,540 Shares                                                       7,050
  Additional Paid-In Capital                                           1,676,318
  Retained Earnings                                                       24,542
                                                                      ----------
        Total Stockholders' Equity                                     1,707,910
                                                                      ----------
                                                                      $2,243,803
                                                                      ==========

The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                               STATEMENT OF INCOME

                                                              Years Ended
                                                     --------------------------
                                                               April 30,
                                                     --------------------------
                                                         1999           1998
                                                     -----------    -----------
                                                                    (Unaudited)

Net Sales                                            $ 1,048,397    $   737,204
                                                     -----------    -----------

Costs and Expenses:
  Cost of Sales                                          518,425        265,009
  Selling, General and Administrative Expenses           754,583        527,896
                                                     -----------    -----------
                                                       1,273,008        792,905
                                                     -----------    -----------

        Operating Income (Loss)                         (224,611)       (55,701)
                                                     -----------    -----------

Other Income - Net:
  Net Gain on Trading Securities                         255,095         87,658
  Interest Income                                        122,551         86,661
  Other                                                    3,153             --
  Interest Expense                                       (18,981)       (34,932)
                                                     -----------    -----------
                                                         361,818        139,387
                                                     -----------    -----------

        Income before Provision for Income Taxes         137,207         83,686

Provision for Income Taxes                                49,000         17,669
                                                     -----------    -----------

        Net Income                                   $    88,207    $    66,017
                                                     ===========    ===========

Earnings Per Common Share - Basic                    $       .01    $       .01
                                                     ===========    ===========

Weighted Average Shares Outstanding                    7,050,540      7,050,540
                                                     ===========    ===========

The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                Common Stock         Additional    Retained
                            ----------------------     Paid-In     Earnings
                               Shares     Amount       Capital     (Deficit)      Total
                            ---------   ----------   ----------   ----------    ----------
Balance - April 30, 1997
  (Unaudited)               7,050,540   $    7,050   $1,676,318   $ (129,682)   $1,553,686

Net Income (Unaudited)             --           --           --       66,017        66,017
                            ---------   ----------   ----------   ----------    ----------

Balance - April 30, 1998
  (Unaudited)               7,050,540        7,050    1,676,318      (63,665)    1,619,703

Net Income                         --           --           --       88,207        88,207
                            ---------   ----------   ----------   ----------    ----------
Balance - April 30, 1999    7,050,540   $    7,050   $1,676,318   $   24,542    $1,707,910
                            =========   ==========   ==========   ==========    ==========

The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                             STATEMENT OF CASH FLOWS

                                                                 Years Ended
                                                                  April 30,
                                                        ------------------------------
                                                             1999           1998
                                                        -------------    -------------
                                                                          (Unaudited)
Cash Flows from Operating Activities:
  Net Income                                            $      88,207    $      66,017
                                                        -------------    -------------
  Adjustments to Reconcile Net Income
    To Net Cash Provided by Operating
    Activities:
  Depreciation                                                  7,338            3,882
  Gain on Sale of Trading Securities                         (255,095)         (87,658)
  Changes in Operating Assets and Liabilities
    (Increase) in Accounts Receivable                          (4,873)          (9,210)
    (Increase) in Inventories                                 (24,713)          (6,000)
    (Increase) Decrease in Other Current Assets                (2,927)              32
    Increase in Accounts Payable and Accrued Expenses         218,387           53,847
                                                        -------------    -------------

        Total Adjustments                                     (61,883)         (45,107)
                                                        -------------    -------------

  Net Cash Provided by Operating Activities                    26,324           20,910
                                                        -------------    -------------

Cash Flows from Investing Activities:
  Purchases of Trading Securities                        (214,682,789)    (466,199,840)
  Proceeds from Sale of Trading Securities                214,937,884      469,156,416
  Capital Expenditures                                         (4,300)         (21,831)
                                                        -------------    -------------

  Net Cash Provided by Investing Activities                   250,795        2,934,745
                                                        -------------    -------------

Cash Flows from Financing Activities:
  Loans to Related Parties                                   (286,978)      (1,980,384)
  Proceeds of Loans to Related Parties                        720,776        1,139,771
  Loans from Related Party                                     (1,615)        (509,259)
  Proceeds of Loans from Related Party                         16,052          319,159
  Payments of Brokerage Loans Payable                              --       (1,880,974)
                                                        -------------    -------------

  Net Cash Provided by (Used) In Financing Activities         448,235       (2,911,687)
                                                        -------------    -------------

Increase in Cash and Cash Equivalents                         725,354           43,968

Cash and Cash Equivalents - Beginning of Period               161,884          117,916
                                                        -------------    -------------

Cash and Cash Equivalents - End of Period               $     887,238    $     161,884
                                                        =============    =============

Supplemental Cash Flow Information:
  Cash Paid for Interest                                $      18,981    $      21,620
                                                        =============    =============

  Cash Paid for Income Taxes                            $      17,200    $     102,480
                                                        =============    =============

The accompanying notes are an integral part of the financial statements.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999

NOTE 1 - Nature of Business

            Arbor Entech Corporation (the "Company") is a Delaware corporation that engages in the production and wholesale distribution of wood products for home use, principally fireplace wood and garden stakes.

NOTE 2 - Summary of Significant Accounting Policies

            Cash and Cash Equivalents

            The Company considers all highly liquid short-term investments with a maturity of three months or less at time of purchase to be cash equivalents.

            Inventories

            Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

            Property and Equipment

            Property and equipment is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred where are major betterments and renewals are capitalized.

            Marketable Securities

            The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

            Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company classifies all of its debt and marketable equity securities as trading securities. The Company's trading securities are classified as current assets and are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are included in earnings.

            Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999

NOTE 2 - Summary of Significant Accounting Policies (Continued)

            Stock-Based Compensation

            In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". SFAS No. 123 encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25"), Accounting for Stock Issued to Employees" and to disclose the pro forma effect on net earnings per share had the fair value of options been expensed. Under the provisions of APB No. 25, compensation cost for stock options is measured as the excess, if any, of the estimated market value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

            Revenue Recognition

            Sales are recorded as products are shipped.

            Income Taxes

            The Company utilizes the liability method of accounting for income taxes. Under such method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect at the balance sheet date. The resulting asset or liability is adjusted to reflect enacted changes in tax law. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

            Earnings Per Common Share

            In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which replaced APB No. 15 to conform earning per share with international standards as well as to simplify the complexity of the computation under APB No.
15. The previous primary earnings per share ("EPS") calculation is replaced with a basic EPS calculation. The basic EPS differs from the primary EPS calculation in that the basic EPS does not include any potentially dilutive securities. Fully dilutive EPS is replaced with diluted EPS and should be disclosed regardless of dilutive impact to basic EPS.

            Fair Value of Financial Instruments

            The fair value of the Company's financial instruments, which consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term receivables and debt, approximate their carrying amounts reported.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999

NOTE 2 - Summary of Significant Accounting Policies (Continued)

            Concentration of Credit Risk

            The Company's financial instruments that are exposed to concentration of credit risk consist of cash and cash equivalents. At times, such amounts are in excess of the FDIC and SIPC insurance limits.

            The Company's customer base is comprised primarily of one major national retailer. The Company routinely assesses the financial strength of its customers and records an allowance for doubtful accounts when it determines that collection of a particular amount is unlikely.

NOTE 3 - Inventories

            Inventories consist of the following:
              Raw Materials                         $28,480
              Finished Goods                         41,698
                                                    -------
                                                    $70,178
                                                    =======

NOTE 4 - Property, Plant and Equipment

            Property, plant and equipment consists of the following:

                                                        Estimated
                                                       Useful Life
                                                       -----------
            Land                             $ 3,000      --
            Building and Improvements         61,114   15-31 Years
            Machinery and Equipment            4,300       5 Years
            Delivery Equipment                21,831       5 Years
                                             -------
                                              90,245
            Less: Accumulated Depreciation    47,939
                                             -------
                                             $42,306
                                             =======

NOTE 5 - Loans Receivable - Related Parties

            Loans receivable from related parties consists of amounts due from officers and affiliated companies. These loans have no specific repayment terms and bear interest at 8% per annum.

NOTE 6 - Loan Payable - Related Party

            Loan payable to a related party consists of amounts due to an affiliated company. The loan has no specific repayment terms and bears interest at 8% per annum.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999

NOTE 7 - Income Taxes

            Income tax provision consisted of the following:

                                                    Years Ended
                                                     April 30,
                                             -----------------------
                                               1999           1998
                                             -------        --------
                                                           (Unaudited)
            Current
              Federal                        $29,000         $    --
              State                           20,000          17,669
                                             -------         -------
                                              49,000          17,669
                                             -------         -------

            Deferred
              Federal                             --              --
              State                               --              --
                                             -------         -------
                                                  --              --
                                             -------         -------

                                             $49,000         $17,669
                                             =======         =======

            The following is a reconciliation of the US statutory income tax rate and the effective tax rate on pretax income:

                                                      Years Ended
                                                       April 30,
                                                  --------------------
                                                    1999       1998
                                                  -------    --------
                                                            (Unaudited)
            US federal statutory rate                 34%       34%
            State taxes, net of federal tax
              Benefit                                  9.6      13.9
            Benefit of net operating loss
              carryforward                           (17.1)    (34%)
            Other, net                                 9.2       7.2
                                                   -------   -------

            Effective tax rate                     $  35.7   $  21.1%
                                                   =======   =======

NOTE 8 - Commitments and Contingencies

            Legal

            The Company may be subject to legal proceedings and claims which may arise in the ordinary course of its business. Currently, the Company is not a party to any known legal proceedings.

                            ARBOR ENTECH CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                                 APRIL 30, 1999

NOTE 9 - Major Customers

            Net sales to a major national retailer in 1999 and 1998 accounted for approximately 98% and 97% of net sales, respectively.

            As of April 30, 1999, 100% of accounts receivable are amounts due from a major national retailer.

NOTE 10 - Year 2000 Considerations

            The "Year 2000" problem relates to computer systems that have time and date-sensitive programs that were designed to read years beginning with "19", but may not properly recognize the year 2000. If a computer system or software application used by the Company or a third party dealing with the Company fails because of the inability of the system of application to properly read the year 2000 the results could have a material adverse effect on the Company.

            The Company's review of its own operating systems has not revealed any Year 2000 issues that cannot be remediated in a timely manner. However, the Company is dependent on third party vendors. Failures and interruptions, if any, resulting from the inability of certain computing systems of third party vendors to recognize the Year 2000 could have a material adverse effect on the Company's results of operations. There can be no assurance that the Year 2000 issue can be resolved by any of such third parties prior to the upcoming change in the century. Although the Company may incur substantial costs, as a result of such third party service providers correcting Year 2000 issues, such costs are not sufficiently certain to estimate at this time.

                                INDEX TO EXHIBITS

Exhibit 2    Charter and By-laws (By-laws to be filed by Amendment)      Page 22


                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            ARBOR ENTECH CORPORATION

Date:           July 29, 1999
By;             s/Harvey Houtkin
                Harvey Houtkin, Chairman of the Board,
                Chief Executive Officer, President